Exhibit 14.1

Employment Contract for a indefinite period of time

The undersigned:

1.	PLAYLOGIC INTERNATIONAL N.V., having its registered office at Strawinskylaan 1041, 1077 XX, Amsterdam, the Netherlands, hereinafter referred to as "the Employer";

and

2.	M.W.J. Noordeloos, residing in Purmerend, the Netherlands hereinafter referred to as "the Employee";

Declare to have agreed as follows:

1.	Commencement data of the Employment Contract and position
1.1.
The Employee enters into an employment contract with the Employer effective January 1, 2009 in the position of Finance Director and undertakes to perform all his duties which can be reasonably assigned to him by or on behalf of the Employer and which are related to the company of the Employer, to the best of his ability and in so doing, to comply with the instructions he receives from or on behalf of the Employer.

1.2.	The customary working week comprises 40 hours.

2.	Location where the work is to be performed
2.1.	Upon the conclusion of the Employment Contract, the work will be performed in Amsterdam.

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2.2.         The Employer reserves the right to change the location where the work is to be performed, after consultation with the Employee.

3.	Term of the Contract, trial period and termination
3.1.	The Contract has been entered into for an indefinite period.

3.2.	The Contract can be terminated with due observance of a term of notice of one (1) month for both parties.

4.	Salary and holiday allowance
4.1.	Upon the conclusion of the Contract, the salary is EUR 11.000,- gross per month excluding holiday allowance.

4.2.	The holiday allowance is 8% of the annual salary, to be paid in May of each year, in accordance with statutory rules.

5.	Overtime
5.1.	The Employee undertakes to work overtime, if reasonable, at the request of the Employer or if the interests of the Employer require such overtime.

5.2.	The Employee receives no compensation for overtime.

6.	Holiday
6.1.	The Employee is entitled to 26 days’ leave per calendar year, to be taken in proper consultation with the Employer.

7.	Business expenses
7.1.	The Employer shall compensate the Employee for reasonable business expenses incurred in the performance of his duties. Compensation is given in exchange for receipts, etc.

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7.2
The Employee is entitled to a company car, on basis of full operational lease for a maximum amount of € 1.200,- per month excl. VAT and fuel. With the consent of the Employer, the employee may lease a car for an amount over € 1.200,-; however, the amount exceeding the mentioned maximum, will be deducted from the monthly salary.

7.3	The employee is entitled to use the company car for business and private affairs. However, tax implications for using the car privately are the employee’s responsibility.

7.4	In case the employee chooses to not enter into a car-lease contract, the amount excluding VAT and fuel, will be added to the gross monthly salary.

8.	Stock options
8.1	The employee will receive 100,000 stock options. This will be arranged through a separate stock option contract.

9.	Illness
9.1.
In the event of illness in the sense of Book 7, Section 629 Dutch Civil Code, the Employee must report her illness to the Employer as soon as possible, but no later prior to 9.30 a.m. on the first day of illness. The Employee undertakes to comply with the rules related to reporting and monitoring in the case of illness, as adopted periodically by the Employer.

9.2.
In the event of illness, the Employer shall pay 100% of the salary as referred to in Article 4.1 from the first day for a maximum period of 6 months, calculated from the first day of illness. During the next 18 months of illness, the Employer shall pay 70% of the salary as referred to in Article 4.1. The provisions apply if and insofar as the Employer is obligated to effect the payment referred to in Book 7, Section 629

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paragraph 1 Dutch Civil Code on the basis of the provisions in (3) to (7) inclusive, and (9) of Book 7, Section 629 Dutch Civil Code.

9.3.
In the event the payments by the Employer as referred to in paragraph 2 of this Article exceed the Employer’s minimum obligation on the basis of Book 7, Section 629 paragraph 1 Dutch Civil Code, the Employee shall not be entitled to the payments referred to in paragraph 2 of this Article if and insofar as he asserts a claim for damages against a third party due to loss of income in connection with his illness. In that case, the Employer shall only effect the payments exceeding the aforementioned minimum obligation by way of an advance on the damages to be received from the third party and in exchange for assignment by the Employee of his entitlement to damages up to the amount paid by the Employer. The Employee shall set off the advances if or as recovery is effected.

10.	Obligation of confidentiality
10.1.
The Employee undertakes, during the term of the Agreement and following its termination for any reason whatsoever, not to make any statements in any way whatsoever to any party whatsoever (including other employees of the Employer, unless they should receive the information in connection with their duties for the Employer) concerning data of a confidential nature, related to the business of the Employer, of which the Employee became aware in the scope of his duties for the Employer and the confidential nature of which he knows or should know, about Playlogic International N.V. and subsidiaries and her business.

10.2.
If the Employee acts in contravention of her obligations under the provisions in paragraph 1 of this Article, she shall forfeit a penalty of EUR 5,000 to the Employer, in contravention of Book 7, Section 650 (3), (4) and (5) Dutch Civil Code, without any requirement of notification of default, for every violation. The Employer may claim payment of total damages instead.

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11.	Documents and data carriers
11.1.
The Employee is prohibited from retaining in any way whatsoever, documents and/or correspondence and/or other data carriers and/or copies thereof that belong to the Employer, with the exception of the extent to which that is required for the performance of his duties for the Employer. In any event, the Employee is obligated, without any request to that end being required, to immediately return such documents and/or correspondence and/or other data carriers and/or copies thereof to the Employer upon termination of the Employment Contract, or in the case of non-active status for any reason whatsoever.

12.	Ban on ancillary jobs
12.1.
Without the prior written authorisation from the Employer, the Employee shall not accept any paid work or time-consuming unpaid work with or for third parties and shall refrain from doing business for himself.

13.	Non-competition clause
13.1.
Upon termination of this Agreement Employer may ask Employee to enter into a non compete agreement with the provisions set out below in paragraph’s 12.2 and 12.3 . For entering into this agreement Employer shall pay Employee a compensation equal to 50% of the gross annual base salary as set out in article 4 of this Contract.

13.2.
The Employee undertakes not to be employed by or involved in an undertaking active in a field equal to or otherwise competing with that of the Employer in the Netherlands, both during the employment contract and for a period of six months thereafter, directly nor indirectly, neither for himself nor for any other people, nor to render his intermediary services in any form whatsoever, directly nor indirectly. This obligation refers exclusively to any employment or involvement of the Employee as meant above within the field of Game Software Development.

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13.3.
If the Employee should act contrary to his obligations under the provisions of the paragraphs 1 and 2 of this clause, he shall, contrary to paragraphs 3, 4 and 5 section 7:650 of the Civil Code and without any notice of default being required, forfeit to the Employer for each violation a penalty in the amount of EUR 5.000,=, together with a penalty in the amount of EUR 1000,= for each day on which the violation takes place and continues taking place. The Employer in turn shall be entitled to claim full and complete indemnification.

14.	Inventions and developments
14.1.
All works, names, symbols, logos, models, illustrations and/or inventions as well as all further developments and/or related changes realised by the Employee, either alone or in concert during the term of the Employment Contract (hereinafter jointly referred to as: the “Property”), belong to the Employer.

14.2.	The Employer holds all intellectual and industrial property rights on, related to and/or ensuing from the Property (hereinafter referred to as: the IP rights).

14.3.	To the extent possible by law, the Employee hereby waives his personal rights as referred to in Section 25 of the Dutch Copyright Act.

14.4.	The Employee hereby acknowledges that his salary includes compensation for the possible loss of the IP rights and that he is not entitled to any other compensation for that.

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14.5.
Once the Employee realises one or more elements of the Property, the Employee shall immediately inform the Employer and, to the extent required by law, transfer the IP rights to the Employer upon first request, costs to be met by the Employer. Upon request of the Employer, costs to be met by the Employer, the Employee shall sign every written document required for the transfer, registration or maintenance of the IP rights in every country, and provide all other necessary cooperation. The Employee hereby irrevocably authorises the Employer to perform every legal act in the Employee’s name, as referred to in this Article.

15.	Other schemes
15.1.	Subject to the provisions in this Contract, the employment conditions adopted periodically by the Employer are applicable.

15.2.	This Contract is subject to all relevant provisions as contained in the rules and regulations of Playlogic International N.V.

16.	General

16.1.	This employment agreement is subject to the laws of the Netherlands.

Thus agreed and prepared and signed in duplicate in Amsterdam, on 30 December 2008

/s/ W.M. Smit	/s/ M.W.J. Noordeloos
W.M. Smit	M.W.J. Noordeloos
CEO
Playlogic International N.V.

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